June 20, 2006

Mail Stop 6010

Gary L. Dreher
Chief Executive Officer
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

> **Re:** **AMDL, Inc.**
> **Schedule 14A**
> **Filed June 2, 2006**
> **File No. 001-16695**

Dear Mr. Dreher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 65

1.   Please revise to include all of the required financial information for Jade Pharmaceutical, Inc.

Management's Discussion and Analysis or Plan of Operation of Jade Pharmaceutical…,
page 124

2.   Revise to include the Management's Discussion and Analysis disclosure for Jade
        Pharmaceutical, Inc. for the most recent period.

Risks and Considerations Related to the Jade Acquisition…, page 119

3.   We note the risk factor disclosure in your Form S-3 filed on May 10, 2006,
        relating to your having no definitive agreement to acquire Jade. Please ensure
        that your S-3 disclosure is current.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Richard H. Bruck, Esq.